EXHIBIT 4(a)(1)

Memorandum of Understanding

A.            This Memorandum of Understanding (this "MOU") is entered into by and among International Thunderbird Gaming Corporation ("Thunderbird"), T.H.E. Venezuelan Entertainment, C.A. ("TVE"), Entertainment & Venture Consultants, Inc. ("EVC"), and International Thunderbird Gaming (Panama) Corporation ("Thunderbird-Panama") (collectively referred to as "Shareholders") which shall each own a direct or indirect interest in certain Venezuelan entities to be established for the purpose of operating casinos and other gaming establishments in Venezuela, including, but not limited to, Fiesta Casino Guayana C.A. ("Fiesta-Guayana") and other operating companies (the "Operating Companies"). To act as a vehicle for that purpose, a company named South American Entertainment, Inc. ("SAEI") was established with a capital structure as set forth in Section D below. The Shareholders intend to use SAEI as the holding company for the Operating Companies. However, the Shareholders may agree in the future to form separate holding companies ("Holding Companies") for tax or legal reasons or risk distribution purposes.

B.            Presently, Fiesta-Guayana is pursuing a license to operate a casino in the Intercontinental Hotel in Guayana, Venezuela, and will seek approval as an owner/licensee under the tradename of "Fiesta Casino". In addition to Fiesta-Guayana, the Shareholders agree to form a separate Operating Company for each additional casino license or other gaming venture pursued in the future in Venezuela. Each Operating Company, upon compliance with all legal and financial requirements and receipt of all necessary permits and licenses, intends to engage in the operation of a casino or other gaming establishment in Venezuela.

C.            Each Operating Company shall apply to the "Comision Nacional de Casinos, Salas de Bingo y Maquinas Traganiqueles" (the "National Casino Commission") pursuant to the "Ley para el Control de los Casinos, Salas de Bingo y Maquinas Traganiqueles" (the "Gaming Law") for approval as a qualified owner/licensee. Under the rules and regulations established in the Gaming Law, each Licensee is required to maintain a minimum equity participation by a Venezuelan entity in an amount equal to or greater than 20% (twenty percent). All Shareholders agree that TVE shall be the holder of record of 20% equity in Fiesta-Guayana and each future Operating Company unless otherwise agreed upon in writing, and that TVE shall execute all documentation necessary (i.e. purchase agreement, assignment and pledge agreement, etc.) to maintain the structure of the Shareholders Rights (defined below) and equity positions related thereto as described in Section D below.

D.            Due to the direct and indirect nature in which the shares in SAEI are held, the Shareholders agree that any and all decisions involving capital contributions, dividend distributions, share transfers, liquidation rights, voting rights, and all other rights of the Shareholders (collectively, the "Shareholders Rights") in SAEI, Fiesta-Guayana, and all future Operating Companies shall be made based on the following equity positions unless otherwise agreed to in writing:

  Thunderbird --33%;
  TVE --33%;
  EVC --20%; and
  Thunderbird-Panama --14%.

E.            The specific rights and obligations of the Shareholders in SAEI, Fiesta-Guayana, and all future Operating Companies shall be established in specific "Shareholder Agreements" which shall be supplemented with any other ancillary agreement determined to be necessary to carry out in good faith the spirit and intent of this MOU. Each Shareholder Agreement shall contain a clear description of all Shareholders Rights and provisions that will determine how SAEI, Fiesta-Guayana and all future Operating Companies, respectively, shall be operated.

F.            Each Party agrees to pledge its shares in SAEI to secure its respective obligations set forth in this MOU, in each Shareholder Agreement and all other related documents.

G.            The Shareholders agree that for each Operating Company and all related entities established thereunder, a Board of Directors shall be formed which shall be comprised of three members, one each from Thunderbird, TVE and EVC.

H.            Subject to the terms and conditions agreed to in each Shareholder Agreement, if a Shareholder chooses to sell its shares in SAEI, Fiesta-Guayana or any other Holding Company or Operating Company formed in the future, the remaining Shareholder(s) shall have the first right of refusal to purchase any or all of such shares being sold in accordance with its pro-rata equity share therein, and, upon a decline to do the same by the other eligible Shareholder(s), such Shareholder(s) shall have the first right to purchase all remaining shares. Each Party reserves the right to decline participation in any future gaming project in Venezuela identified or proposed by any other Shareholder without jeopardizing its participation in SAEI, Fiesta-Guayana or any other existing or future gaming project.

I.            Each Shareholder has contributed significant capital (cash or in-kind services) to fund business development as represented by reports submitted to the Shareholders for review and consideration. The Shareholders have agreed that all expenses incurred prior to December 15, 1999 shall be reimbursed from first available cashflow from Fiesta-Guayana and all expenses incurred on December 15, 1999 and thereafter shall be reimbursed from the initial cash calls from the Shareholders. Each Shareholder agrees to be responsible for contributing their respective pro-rata share toward business development expenses on an ongoing basis as proposed and agreed upon from time to time.

J.            Capital requirements for the Fiesta-Guayana project shall be funded as follows:

    The Gaming Law requires a capital structure equal to 200,000 Tax Units ("T.U.'s"), fully paid in cash, and an additional 100,000 T.U.'s in investments for a total capital structure equal to 300,000 T.U.'s.

    Each T.U. is equivalent to Bs. 11.600 or approximately $17.18 (using a Bs. 675/$1.00 USD exchange rate).

    Based on this projected exchange rate, the legal capital requirement of Fiesta-Guayana is approximately $5,200,000.00 USD.

    EVC will arrange for a loan from a third-party lender to the Shareholders in an amount equal to 300,000 T.U.'s (or approximately $5,500,000.00 USD to cover small exchange rate fluctuations). The Shareholders will use the loan proceeds to capitalize SAEI and SAEI shall use the proceeds to capitalize Fiesta-Guayana. Each Shareholder shall be responsible for the repayment of the loan on a pro-rata basis according to the equity structure set forth in Section D above and shall issue a guaranty to secure the same. In addition, each Shareholder agrees that all costs associated with the procurement of such loan shall be shared by the Shareholders in accordance with their respective pro-rata equity position.

    Pursuant to the Gaming Law requirements, the Shareholders agree that TVE, in its capacity as the "Venezuelan" partner, will appear as the owner of 20% of the capital in Fiesta-Guayana. TVE agrees to execute all appropriate documentation (purchase agreement or pledge and assignment agreement) necessary to evidence the irrevocable transfer to SAEI of all of its Shareholders Rights held in Fiesta-Guayana related to this 20% equity position and in return shall receive, as consideration therefor, 20% of the loan proceeds to be used exclusively for the purchase of its 20% equity position in Fiesta-Guayana.

    Upon the successful completion of the process set forth above, Fiesta- Guayana will have a balance sheet as shown in Annex-1, attached hereto, which shall be subject to an independent audit.

    Upon the successful completion of the audit and submission of the same to the local authorities in Puerto Ordaz and the Gaming Commission for review and approval, the Shareholders shall reduce the loan amount to the required 200,000 T.U.s (or approximately $3,500,000.00 USD) and maintain the same for the duration of the license or until the required amount can be reduced and replaced by retained earnings or other cash accumulated by Fiesta-Guayana.

    The Shareholders shall agree on the various amounts of cash or "in-kind" capital contributions (i.e. construction, remodeling, interior design, lighting, machines, and signage) that each will contribute. Credit toward equity contributions will be recognized for the contribution of machines at values to be determined by the Shareholders.

K.            It is the intent of the Shareholders to structure all future gaming projects in Venezuela according to the terms and conditions set forth in this MOU unless otherwise agreed to in writing.

L.            Counterpart Signatures: This MOU may be executed in facsimile in two or more counterparts, each of which shall be deemed an original, but all of which when taken together shall constitute one and the same instrument.

International Thunderbird Gaming Corporation

/s/ Jack R. Mitchell
__________________________________________
By: Jack R. Mitchell
Its: President

T.H.E. Venezuelan Entertainment, C.A.

/s/ Daniel Matos
__________________________________________
By: Daniel Matos for "Tamanaco Entertainment, C.A"
Its: President

/s/ Asdrubal Hernandez
__________________________________________
By: Asdrubal Hernandez, for " Inversiones Tacoa, C.A."
Its: President

Entertainment & Venture Consultants, Inc.

/s/ Aquilino de la Guardia
______________________________________________

By: Aquilino de la Guardia
Its: President

International Thunderbird Gaming (Panama) Corporation

/s/ Clay Hardin
__________________________________________
By: Clay Hardin
Its: President

ANNEX 1

Fiesta-Guayana Balance Sheet (In Tax Units)

Assets		Liabilities

Cash	300,000	Total Liabilities	0

		P.I. Capital	300,000

Total Assets	300,000	Liabilities & Equity	300,000

Each Tax Unit is equal to 11.600 Boliviares at the time of this writing.